Exhibit 99.1

HAFNIA’S Q3 2026 FINANCIAL RESULTS PRESENTATION TO BE HELD ON 18 NOVEMBER 2026

Singapore, 11 November 2026

Hafnia Limited (“Hafnia”, the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code “HAFN”) will release its Q3 2026 results at approximately 07:30 CET on the 18th of November 2026. In connection with this release, Hafnia will hold an online investor presentation with Søren Steenberg Jensen (CEO), Perry van Echtelt (CFO), Søren Skibdal Winther (EVP, Commercial), and Thomas Andersen (SVP, Investor Relations, Research and Performance).

The details are as follows:

Date: Wednesday, 18 November 2026

Location	Local Time
Oslo, Norway	14:30 CET
New York, U.S.A	08:30 EST
Singapore	21:30 SGT

The financial results presentations will be available via live video webcast via the following link:
Click here to join Hafnia’s Investor Presentation on 18 November 2026

Meeting ID: 332 522 220 315 676

Passcode: tq2RY2AY
Download Teams | Join on the web
Dial in by phone: +45 32 72 66 19,,205333489# Denmark, All locations
Find a local number
Phone conference ID: 205 333 489#

A recording of the presentation will be available after the live event on the Hafnia Investor Relations Page: https://investor.hafnia.com/financials/quarterly-results/default.aspx.

For further information, please contact:
Søren Steenberg Jensen
CEO Hafnia Limited
sst@hafnia.com

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About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 180 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.